Exhibit 3.1

Marked to show revisions to Section 2.18 of
Amended and Restated Bylaws of
Community Bank System, Inc., dated as of December 14, 2022

Effective as of December 14, 2022, Section 2.18 of the Amended and Restated Bylaws of Community Bank System, Inc. was amended as marked:

2.18         Term of Office. The term of a Director shall terminate at ~~December 31~~the next annual Stockholders' meeting following the end of the calendar year in which a Director attains age 70.